

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Tyler Page
Chief Executive Officer
Cipher Mining Inc.
1 Vanderbilt Avenue, Floor 54, Suite C
New York, NY 10017

> **Re: Cipher Mining Inc.**
> **Registration Statement on Form S-3**
> **Filed September 21, 2022**
> **File 333-267537**

Dear Tyler Page:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Adviser, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. David Stewart, Esq.